Amended and restated term sheet† To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 97-II dated November 20, 2007	Amended and restated term sheet to Product Supplement 97-II Registration Statement No. 333-130051 Dated August 22, 2008; Rule 433

Structured Investments	JPMorgan Chase & Co. $ 98% Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index due August 19, 2009

General

  The notes are designed for investors who seek exposure to any moderate appreciation or depreciation of the S&P 500® Index over the term of the notes. Investors should be willing to forgo interest and dividend payments, and receive no return if the Index closing level appreciates or depreciates, as compared to the Initial Index Level, by more than 19.65% on any trading day during the Monitoring Period, while seeking 98% principal protection at maturity (2% of your principal is at risk).
  Senior unsecured obligations of JPMorgan Chase & Co. maturing August 19, 2009*.
  Cash payment at maturity of $980 plus the Additional Amount, as described below, which may be zero.
  Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.
  The notes are expected to price on or about August 22, 2008 and are expected to settle on or about August 29, 2008.

Key Terms

Index:	The S&P 500® Index (the “Index”).
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $980 plus the Additional Amount, which may be zero.
Additional Amount:

If a Knock-Out Event has not occurred during the Monitoring Period, the Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Absolute Index Return x the Participation Rate, provided that the Additional Amount will not be less than zero.

If a Knock-Out Event has occurred during the Monitoring Period, the Additional Amount will be equal to zero.

Accordingly, assuming a Participation Rate of 100%, the maximum Additional Amount is $196.50 per $1,000 principal amount note, and your maximum payment at maturity is $1,176.50 ($980 + $196.50), which represents a 17.65% maximum total return on your investment.

Partial Principal Protection Percentage:	98% (2% of your principal is at risk).
Knock-Out Event:	A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the Index closing level is greater than the Upper Knock-Out Level OR less than the Lower Knock-Out Level.
Upper Knock-Out Level:	119.65% of the Initial Index Level.
Lower Knock-Out Level:	80.35% of the Initial Index Level.
Monitoring Period:	The period from the pricing date to and including the Observation Date.
Participation Rate:	At least 100%. The actual Participation Rate will be determined on the pricing date and will not be less than 100%.
Absolute Index Return:	The absolute value of: Ending Index Level – Initial Index Level Initial Index Level
For example, an index return of -10% will equal a 10% Absolute Index Return.
Initial Index Level:	The Index closing level on the pricing date.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	August 14, 2009*
Maturity Date:	August 19, 2009*
CUSIP:
†

This amended and restated term sheet amends and restates and supersedes the term sheet related hereto dated August 21, 2008 to product supplement no. 97-II ( the term sheet is available on the SEC website at http://www.sec.gov/Archives/edgar/data/19617/000089109208004197/e32700_fwp.pdf) in its entirety.

*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 97-II.

Investing in the 98% Principal Protected Dual Directional Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 97-II and “Selected Risk Considerations” beginning on page TS-3 of this amended and restated term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this amended and restated term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 97-II and this amended and restated term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this amended and restated term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	Please see “Supplemental Underwriting Information” in this amended and restated term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

August 22, 2008

Additional Terms Specific to the Notes

You should read this amended and restated term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 97-II dated November 20, 2007. This amended and restated term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. This amended and restated term sheet amends and restates and supersedes the term sheet related hereto dated August 21, 2008 to product supplement no. 97-II in its entirety. You should rely only on the information contained in this amended and restated term sheet and in the documents listed below in making your decision to invest in the notes. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 97-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 97-II dated November 20, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207005079/e29288_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this amended and restated term sheet, the “Company,” “we,” “us” or “our” refer to JPMorgan Chase & Co.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table and graph illustrate the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index and assumes a Participation Rate of 100%, an Initial Index Level of 1300 and that the lowest and highest Index closing levels during the Monitoring Period are as set forth under the columns “Hypothetical lowest closing level during the Monitoring Period” and “Hypothetical highest closing level during the Monitoring Period,” respectively. Assuming an Initial Index Level of 1300, the Upper Knock-Out Level will be 1555.45 and the Lower Knock-Out Level will be 1044.55. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Absolute Index Return	Hypothetical lowest closing level during Monitoring Period	Hypothetical highest closing level during Monitoring Period	Additional Amount		98% of Principal		Payment at Maturity

1950.00	50.00%	1300.00	1950.00	$0.00	+	$980	=	$980.00
1560.00	20.00%	1235.00	1625.00	$0.00	+	$980	=	$980.00
1555.45	16.95%	1235.00	1555.45	$196.50	+	$980	=	$1,176.50
1495.00	15.00%	910.00	1456.00	$0.00	+	$980	=	$980.00
1430.00	10.00%	1105.00	1456.00	$100.00	+	$980	=	$1,080.00
1365.00	5.00%	1170.00	1560.00	$0.00	+	$980	=	$980.00
1326.00	2.00%	1170.00	1430.00	$20.00	+	$980	=	$1,000.00
1300.00	0.00%	1170.00	1430.00	$0.00	+	$980	=	$980.00
1235.00	5.00%	1170.00	1430.00	$50.00	+	$980	=	$1,030.00
1170.00	10.00%	1040.00	1430.00	$0.00	+	$980	=	$980.00
1105.00	15.00%	1105.00	1365.00	$150.00	+	$980	=	$1,130.00
1044.55	16.95%	1044.55	1365.00	$196.50	+	$980	=	$1,176.50
1040.00	20.00%	780.00	1365.00	$0.00	+	$980	=	$980.00
650.00	50.00%	650.00	1300.00	$0.00	+	$980	=	$980.00

JPMorgan Structured Investments — 98% Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index	TS-1

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The lowest closing level of the Index during the Monitoring Period was 1170, the highest closing level of the Index during the Monitoring Period was 1430, and the Ending Index Level was 1235. Because the Index closing level was less than or equal to the Upper Knock-Out Level AND greater than or equal to the Lower Knock-Out Level on every trading day during the Monitoring Period, a Knock-Out Event has not occurred. Because the Absolute Index Return is 5%, the Additional Amount is equal to $50, and the payment at maturity is equal to $1,030 per $1,000 principal amount note, calculated as follows:

$980 + ($1,000 x absolute value of [(1235-1300)/1300] x 100%) = $1,030

Example 2: The lowest closing level of the Index during the Monitoring Period was 780, the highest closing level of the Index during the Monitoring Period was 1365, and the Ending Index Level was 1040. Because the Index closing level was less than the Lower Knock-Out Level on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred, the Additional Amount is equal to zero, and the payment at maturity is equal to $980 per $1,000 principal amount note (reflecting a loss of 2% of principal).

Example 3: The lowest closing level of the Index during the Monitoring Period was 1105, the highest closing level of the Index during the Monitoring Period was 1456, and the Ending Index Level was 1430. Because the Index closing level was less than or equal to the Upper Knock-Out Level AND greater than or equal to the Lower Knock-Out Level on every trading day during the Monitoring Period, a Knock-Out Event has not occurred. Because the Absolute Index Return is 10%, the Additional Amount is equal to $100, and the payment at maturity is equal to $1,080 per $1,000 principal amount note, calculated as follows:

$980 + ($1,000 x absolute value of [(1430-1300)/1300 ] x 100%) = $1,080

Example 4: The lowest closing level of the Index during the Monitoring Period was 1235, the highest closing level of the Index during the Monitoring Period was 1625, and the Ending Index Level was 1560. Because the Index closing level was higher than the Upper Knock-Out Level on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred, the Additional Amount is equal to zero, and the payment at maturity is equal to $980 per $1,000 principal amount note (reflecting a loss of 2% of principal).

Example 5: The lowest closing level of the Index during the Monitoring Period was 1235, the highest closing level of the Index during the Monitoring Period was 1555.45, and the Ending Index Level was 1555.45. Because the Index closing level was less than or equal to the Upper Knock-Out Level AND greater than or equal to the Lower Knock-Out Level on every trading day during the Monitoring Period, a Knock-Out Event has not occurred. Because the Absolute Index Return is 19.65%, the Additional Amount is equal to $196.50, and the payment at maturity is equal to $1,176.50 per $1,000 principal amount note, which reflects the maximum payment at maturity, calculated as follows:

$980 + ($1,000 x absolute value of [(1555.45-1300)/1300 ] x 100%) = $1,176.50

Selected Purchase Considerations

  PRESERVATION OF 98% OF CAPITAL AT MATURITY — You will receive at least 98% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL EVEN IF THE INDEX RETURN IS NEGATIVE — If the Index closing level is less than or equal to the Upper Knock-Out Level AND greater than or equal to the Lower Knock-Out Level on every trading day during the Monitoring Period, at maturity, in addition to $980, for each $1,000 principal amount note, you will receive a payment equal to $1,000 x the Absolute Index Return x the Participation Rate†. Because the Absolute Index Return is based on the absolute value of the change from the Initial Index Level to the Ending Index Level, if a Knock-Out Event has not occurred, you will earn a positive return on the notes even if the Ending Index Level is less than the Initial Index Level, provided that the Ending Index Level is at least 2% below the Initial Index Level. Assuming a Participation Rate of 100%, the maximum Additional Amount is $196.50 per $1,000 principal amount note, and the maximum payment at maturity per $1,000 principal amount note is $1,176.50 ($980 + $196.50).
  † The Participation Rate will be determined on the pricing date and will not be less than 100%.

JPMorgan Structured Investments — 98% Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index	TS-2
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 97-II.
  TAXED AS SHORT-TERM DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 97-II. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell, although not entirely free from doubt, the notes will be treated for U.S. federal income tax purposes as “short-term” debt instruments. No statutory, judicial or administrative authority directly addresses the treatment of the notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 97-II dated November 20, 2007.

  YOUR INVESTMENT MAY RESULT IN A 2% LOSS AT MATURITY — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether a Knock-Out Event occurs and, if not, the absolute value of the change in the Index. YOU WILL RECEIVE ONLY 98% OF THE PRINCIPAL AMOUNT OF YOUR NOTES (REFLECTING A 2% LOSS OF PRINCIPAL) AT MATURITY IF THE ABSOLUTE INDEX RETURN IS ZERO OR IF THE INDEX CLOSING LEVEL ON ANY TRADING DAY DURING THE MONITORING PERIOD IS GREATER THAN THE UPPER KNOCK-OUT LEVEL OR LESS THAN THE LOWER KNOCK-OUT LEVEL.
  THE NOTES MIGHT NOT PAY MORE THAN 98% OF THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Index, the stocks composing the Index or contracts related to the Index. If the Index closing level is greater than the Upper Knock-Out Level or is less than the Lower Knock-Out Level on at least one trading day during the Monitoring Period, the Additional Amount will be zero. This will be true even if the Index closing level is greater than the Upper Knock-Out Level or less than the Lower Knock-Out Level at some time during the term of the notes but falls between the Upper Knock-Out Level and Lower Knock-Out Level on the Observation Date. Under these circumstances, as of result of the 98% partial principal protection feature, you will receive only $980 per $1,000 principal amount at maturity (reflecting a 2% loss of principal).
  THE DUAL KNOCK-OUT CHARACTERISTIC OF THE NOTES MAY LIMIT RETURNS — Your investment in the notes may not perform as well as an investment in a security with a return that is based solely on the performance of the Index. Your ability to participate in the appreciation and depreciation of the Index may be limited by the “knock-out” feature of the notes. In the event that the Index closing level exceeds the Upper Knock-Out Level or is below the Lower Knock-Out Level on any trading day during the Monitoring Period, the total cash payment for each $1,000 principal amount note will be only $980. Under these circumstances, your return will not reflect any potential increase or decrease in the Ending Index Level, as compared to the Initial Index Level.
  THE MAXIMUM RETURN ON AN INVESTMENT IN THE NOTES IS 17.65% AT MATURITY — Regardless of whether the Ending Index Level is greater than or less than the Initial Index Level and assuming a Participation Rate of 100%†, if a Knock-Out Event does not occur, for each $1,000 principal amount note, you will receive at maturity $980 plus an Additional Amount that will not exceed 19.65% of the principal amount, or $196.50, regardless of the appreciation or depreciation in the Index. Therefore, your upside appreciation is limited. Under these circumstances, your maximum return at maturity will be 19.65% less 2.00%. Accordingly, your maximum payment at maturity per $1,000 principal amount note will be $1,176.50 ($980 + $196.50).
  YOU WILL LOSE PART OF THE PRINCIPAL AMOUNT OF YOUR INVESTMENT IF THE ENDING INDEX LEVEL IS NOT AT LEAST 2% GREATER OR LESS THAN THE INITIAL INDEX LEVEL — Even if a Knock-Out Event has not occurred, if the Absolute Index Return is less than 2%, your payment at maturity will be less than your initial investment in the notes. The minimum payment you will receive for each $1,000 principal amount note is $980. You will incur a loss of principal if the Absolute Index Return is less than 2%.
  THE RISK OF A KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX IS VOLATILE — The likelihood of the Index closing above the Upper Knock-Out Level or below the Lower Knock-Out Level during the Monitoring Period and thereby triggering a Knock-Out Event will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index. Since its inception, the Index has experienced significant volatility.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this amended and restated term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

JPMorgan Structured Investments — 98% Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index	TS-3
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    whether the Index closing level is above the Upper Knock-Out Level or below the Lower Knock-Out Level during the Monitoring Period;
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly Index closing level from January 3, 2003 through August 15, 2008. The Index closing level on August 21, 2008 was 1277.72. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any trading day during the Monitoring Period or on the Observation Date. We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than $980 per $1,000 principal amount note.

Supplemental Underwriting Information

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date.  In no event will that commission, which includes structuring and development fees, exceed $15.00 per $1,000 principal amount note.  See “Underwriting” beginning on page PS-28 of the accompanying product supplement no. 97-II.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee.  In no event will the total amount of these fees exceed $15.00 per $1,000 principal amount note.

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this amended and restated term sheet, which will be the fifth business day following the expected pricing date of the notes (this settlement cycle being referred to as T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date or the succeeding business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

JPMorgan Structured Investments — 98% Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index	TS-4